
02057919

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549


SEC MAIL
RECEIVED
PROCESSING
SEP 1 8 2002
154
SECTION
WASH, D.C.

FORM 6-K

Report of Foreign Issuer

Pursuant to Rule 13a-16 or 15d-16 of

the Securities Exchange Act of 1934

For the month of August, 2002

Liquidation World Inc.
(Translation of registrant's name into English)

3900 - 29th Street N.E., Calgary, Alberta, T1Y 6B6
(Address of principal executive offices)

[Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.]

Form 20-F __✓__ Form 40-F___

[Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.]

Yes ____ No__✓__


LIQUIDATION
WORLD
LiquidationWorld.com

NEWS RELEASE

For Immediate Release
August 20, 2002 – Calgary, Alberta

Liquidation World Announces Third Quarter Results

Liquidation World Inc. (LQW – TSX; LIQWF – Nasdaq) announces results for the third quarter, the thirteen weeks ended July 7, 2002. Revenue increased 1% to $42,749,000 from $42,334,000 during the corresponding period in 2001. Net earnings decreased 143% to a loss of $501,000 or ($0.06) per share during the third quarter of fiscal 2002 from $1,174,000 or $0.14 per share during the corresponding period in fiscal 2001.

On a cumulative basis, revenue for the first three quarters of 2002 totaled $134.0 million, a 2% decrease from $136.2 million during the 39 weeks ended July 1, 2001. Net earnings decreased 64% to $1,820,000 ($0.21 per share) during the three quarters of fiscal 2002 from $4,992,000 ($0.59 per share) during the corresponding period of fiscal 2001. Additional details are provided in the financial statements below.

"Start-up expenses at our new subsidiary, Clear Thinking Group, and a $699,000 foreign exchange loss stemming from the surprising strength of the Canadian dollar at quarter end eliminated profitable results from our retailing operations" said Company founder and C.E.O., Dale Gillespie. "We believe the moves we are making today in building a full suite of related services will benefit the Company and its shareholders in the long term. The Company continues to enjoy a very strong financial position with over $3 million in the bank."

Liquidation World announced on March 18, 2002 that it had acquired Clear Thinking Group, Inc. (a retail, consumer products, and manufacturing turnaround consultancy) and that the start up losses were anticipated to reduce Liquidation World profit by $1.4 million over the balance of the fiscal year.

Liquidation World will open a new outlet in High River, Alberta on September 5, 2002, bringing to 97 the total number of outlets. This outlet extends Liquidation World's market penetration and takes advantage of existing marketing and logistical infrastructure.

About Liquidation World

Liquidation World offers a uniquely diversified menu of solutions for organizations with asset recovery issues. Services include auctions, reverse logistics and processing, store closure sales management, turnaround consulting, and retail liquidations of consumer merchandise through 96 outlets across North America. Liquidation World solves asset recovery problems, in a professional manner, for the financial services industry, insurance companies, manufacturers and other organizations. Liquidation World opened its first retail outlet in 1986 and is now the largest liquidator in Canada, with more than 1,600 employees in outlets and offices across Canada and the United States.

For more information, please contact:
Mr. Dale Gillespie, Chief Executive Officer
Mr. Wayne Mantika, President & Chief Operating Officer
Mr. Andrew Searby, C.A., Chief Financial Officer
E-mail: investorinfo@liquidationworld.com
Website: http://www.liquidationworld.com
Telephone: (403) 250 – 1222
Fax: (403) 291 – 1306

LIQUIDATION WORLD INC.

Consolidated Statements of Earnings and Retained Earnings
(unaudited) (In thousands of Canadian dollars, except per share amounts)

	13 Weeks Ended		39 Weeks Ended	
	July 7 2002	July 1 2001	July 7 2002	July 1 2001
Revenue	$ 42,749	$ 42,334	$ 134,016	$ 136,232
Cost of sales	26,602	26,269	82,916	83,538
	16,147	16,065	51,100	52,694
Expenses				
Selling and store operations	14,113	12,293	41,112	38,553
General and administrative	2,322	1,380	5,598	4,217
Depreciation and amortization	385	344	1,079	1,031
Interest	-	28	7	70
	16,820	14,045	47,796	43,871
Earnings (loss) before income taxes	(673)	2,020	3,304	8,823
Income taxes	(172)	846	1,484	3,831
Net earnings (loss)	(501)	1,174	1,820	4,992
Retained earnings, beginning of period	39,211	33,727	36,890	29,909
Excess of repurchase amount over stated capital of repurchased shares	(47)	-	(47)	-
Retained earnings, end of period	$ 38,663	$ 34,901	$ 38,663	$ 34,901
Earnings (loss) per share				
Basic	$ (0.06)	$ 0.14	$ 0.21	$ 0.59
Diluted	$ (0.06)	$ 0.12	$ 0.21	$ 0.57
Shares outstanding at period end			8,567,856	8,485,896
Options outstanding at period end			640,830	567,590

Segmented Information
(unaudited) (In thousands of Canadian dollars, except per share amounts)

	2002	2001	2002	2001
Revenue				
Canada	$ 33,978	$ 33,506	$ 105,819	$ 104,086
United States	8,771	8,828	28,197	32,146
Total	$ 42,749	$ 42,334	$ 134,016	$ 136,232
Capital assets				
Canada			$ 4,122	$ 3,934
United States			593	602
Total			$ 4,715	$ 4,536

LIQUIDATION WORLD INC.

Consolidated Statements of Cash Flows
(unaudited) (In thousands of Canadian dollars)

	13 Weeks Ended		39 Weeks Ended	
	July 7 2002	July 1 2001	July 7 2002	July 1 2001
Cash provided by (used in):				
Operations				
Net earnings (loss)	$ (501)	$ 1,174	$ 1,820	$ 4,992
Add (deduct) non-cash items:				
Depreciation and amortization	385	344	1,079	1,031
Equity in income of affiliate	(60)	(28)	(108)	(76)
	(176)	1,490	2,791	5,947
Changes in non-cash operating working capital				
Accounts receivable	482	1,173	(940)	(473)
Inventory	(1,007)	(2,704)	2,100	(5,230)
Prepaid expenses	(440)	(953)	(873)	204
Accounts payable and accrued liabilities	62	(2,405)	4,108	(1,124)
Income taxes	(1,447)	(330)	(3,304)	480
	(2,526)	(3,729)	3,882	(196)
Investments				
Purchase of capital assets	(318)	(643)	(1,170)	(1,189)
Business Acquisition	-	-	(104)	-
	(318)	(643)	(1,274)	(1,189)
Financing				
Increase in bank indebtedness	-	4,337	-	820
Proceeds on issuance of common shares	-	35	405	562
Repurchase of common shares	(66)	-	(66)	-
	(66)	4,372	339	1,382
Increase (decrease) in cash	(2,910)	-	2,947	(3)
Cash and equivalents, beginning of period	6,359	174	502	177
Cash and equivalents, end of period	$ 3,449	$ 174	$ 3,449	$ 174
Supplemental disclosure of cash paid for:				
Income taxes	$ 1,287	$ 1,152	$ 4,768	$ 3,434
Interest	-	13	8	84
	$ 1,287	$ 1,165	$ 4,776	$ 3,518

LIQUIDATION WORLD INC.

Consolidated Balance Sheets
(In thousands of Canadian dollars)

	July 7 2002 (unaudited)	October 7 2001
Assets		
Current assets		
Cash and equivalents	$ 3,449	$ 502
Accounts receivable	2,165	1,225
Income taxes receivable	2,395	-
Inventory	47,678	49,778
Prepaid expenses	2,247	1,374
	57,934	52,879
Capital assets	4,715	4,624
Investment in affiliate	590	482
Goodwill	278	-
	$ 63,517	$ 57,985
Liabilities and Shareholders' Equity		
Current liabilities		
Accounts payable and accrued liabilities	$ 8,829	$ 4,721
Income taxes payable	-	909
	8,829	5,630
Shareholders' equity		
Share capital	16,025	15,465
Retained earnings	38,663	36,890
	54,688	52,355
	$ 63,517	$ 57,985

LIQUIDATION WORLD®

LiquidationWorld.com

INTERIM REPORT 3

For the 39 weeks ended July 7, 2002


OVER
15
YEARS
OF GROWTH & PROFIT



ENTREPRENEUR OF THE YEAR



Pinnacle Award For Entrepreneurial Achievement

To our Shareholders,

Liquidation World, in quarter three of fiscal 2002, saw several new opportunities to develop new avenues of inventory acquisition in retail and auction operations. We continued to grow our services particularly in the areas of reverse logistics and store closures for businesses going through strategic downsizing. During quarter three Liquidation World opened two new outlets, one in Ponoka, Alberta and the other was a second outlet in London, Ontario.

Profitability was impacted by two significant factors. Start-up expenses of our new subsidiary, Clear Thinking Group, were anticipated as announced in the Company's news release of March 18, 2002. As well, a $699,000 foreign exchange loss stemming from the surprising strength of the Canadian dollar at quarter end also was a factor in the elimination of profitable results from our retailing operations. However, Liquidation World continues to enjoy a very strong financial position with no short term or long term debt and over $3 million in the bank.

Liquidation World also announced, on July 23, a change in the executive structure of the Company. Wayne Mantika, formerly Senior Vice President, has now assumed the duties of President and C.O.O. Wayne has been with Liquidation World for over 15 years. His experience and high energy will lead the Company to continued growth. I will continue to serve as C.E.O. and Chairman of the Board of Directors and I will maintain an active role in the growth of our Company.

We believe the moves we are making today in building a full suite of liquidation services will benefit the Company and our shareholders in the long term.

Liquidation World has grown over the past 16 years on the strength of a team of dedicated, loyal and hard-working Associates. On behalf of them, our Management and Executive teams and our Board of Directors I would like to express my sincere thanks for your belief in our Company.

Sincerely,



Dale Gillespie
C.E.O., Chairman of the Board and Founder
August 20, 2002

CONSOLIDATED BALANCE SHEETS
(in thousands of Canadian dollars)

		July 7 2002		October 7 2001
		(unaudited)		
Assets				
Current assets				
Cash and equivalents	$	**3,449**	$	502
Accounts receivable		**2,165**		1,225
Income taxes receivable		**2,395**		–
Inventory		**47,678**		49,778
Prepaid expenses		**2,247**		1,374
		57,934		52,879
Capital assets		**4,715**		4,624
Investment in affiliate		**590**		482
Goodwill		**278**		–
	$	**63,517**		57,985

Liabilities and Shareholders' Equity

		July 7 2002		October 7 2001
Current liabilities				
Accounts payable and accrued liabilities	$	**8,829**	$	4,721
Income taxes payable		**–**		909
		8,829		5,630
Shareholders' equity				
Share capital		**16,025**		15,465
Retained earnings		**38,663**		36,890
		54,688		52,355
	$	**63,517**	$	57,985

See accompanying notes to consolidated financial statements.

CONSOLIDATED STATEMENTS OF EARNINGS & RETAINED EARNINGS

(unaudited) (In thousands of Canadian dollars, except per share amounts)

	13 Weeks Ended July 7, 2002	13 Weeks Ended July 1, 2001	**39 Weeks Ended July 7, 2002**	39 Weeks Ended July 1, 2001
Revenues	**$ 42,749**	$ 42,334	**$ 134,016**	$ 136,232
Cost of Sales	**26,602**	26,269	**82,916**	83,538
	16,147	16,065	**51,100**	52,694
Expenses				
Selling and store operations	**14,113**	12,293	**41,112**	38,553
General and administrative	**2,322**	1,380	**5,598**	4,217
Depreciation and amortization	**385**	344	**1,079**	1,031
Interest	**–**	28	**7**	70
	16,820	14,045	**47,796**	43,871
Earnings (loss) before income taxes	**(673)**	2,020	**3,304**	8,823
Income taxes	**(172)**	846	**1,484**	3,831
Net earnings (loss)	**(501)**	1,174	**1,820**	4,992
Retained earnings beginning of period	**39,211**	33,727	**36,890**	29,909
Excess of repurchase amount over stated capital of repurchased shares	**(47)**	–	**(47)**	–
Retained earnings *end of period*	**$ 38,663**	$ 34,901	**$ 38,663**	$ 34,901
Earnings (loss) per share				
Basic	**$ (0.06)**	$ 0.14	**$ 0.21**	$ 0.59
Fully diluted	**$ (0.06)**	$ 0.12	**$ 0.21**	$ 0.57
Shares outstanding at period end			**8,567,856**	8,485,896
Options outstanding at period end			**640,830**	567,590

SEGMENTED INFORMATION

(unaudited) (In thousands of Canadian dollars)

	13 Weeks Ended July 7, 2002	13 Weeks Ended July 1, 2001	**39 Weeks Ended July 7, 2002**	39 Weeks Ended July 1, 2001
Revenue				
Canada	**$ 33,978**	$ 33,506	**$ 105,819**	$ 104,086
United States	**8,771**	8,828	**28,197**	32,146
TOTAL	**$ 42,749**	$ 42,334	**$ 134,016**	$ 136,232
Capital Assets				
Canada			**$ 4,122**	$ 3,934
United States			**593**	602
TOTAL			**$ 4,715**	$ 4,536

See accompanying notes to consolidated financial statements.

CONSOLIDATED STATEMENTS OF CASH FLOWS

(unaudited) (In thousands of Canadian dollars)

	13 Weeks Ended July 7, 2002	13 Weeks Ended July 1, 2001	**39 Weeks Ended July 7, 2002**	39 Weeks Ended July 1, 2001
Cash provided by (used in):				
Operations				
Net earnings (loss)	**$ (501)**	$ 1,174	**$ 1,820**	$ 4,992
Add (deduct) non-cash items:				
Depreciation & amortization	**385**	344	**1,079**	1,031
Equity in income of affiliate	**(60)**	(28)	**(108)**	(76)
	(176)	1,490	**2,791**	5,947
Changes in non-cash operating working capital				
Accounts receivable	**482**	1,173	**(940)**	(473)
Inventory	**(1,007)**	(2,704)	**2,100**	(5,230)
Prepaid expenses	**(440)**	(953)	**(873)**	204
Accounts payable and accrued liabilities	**62**	(2,405)	**4,108**	(1,124)
Income taxes	**(1,447)**	(330)	**(3,304)**	480
	(2,526)	(3,729)	**3,882**	(196)
Investments				
Purchase of capital assets	**(318)**	(643)	**(1,170)**	(1,189)
Business acquisition	**–**	–	**(104)**	–
	(318)	(643)	**(1,274)**	(1,189)
Financing				
Increase in bank indebtedness	**–**	4,337	**–**	820
Proceeds on issuance of common shares	**–**	35	**405**	562
Repurchase of common shares	**(66)**	–	**(66)**	–
	(66)	4,372	**339**	1,382
Increase (decrease) in cash	**(2,910)**	–	**2,947**	(3)
Cash & equivalents beginning of period	**6,359**	174	**502**	177
Cash & equivalents end of period	**$ 3,449**	$ 174	**$ 3,449**	$ 174
Supplemental disclosure of cash paid for:				
Income taxes	**$ 1,287**	$ 1,152	**$ 4,768**	$ 3,434
Interest	**–**	13	**8**	84
	$ 1,287	$ 1,165	**$ 4,776**	$ 3,518

See accompanying notes to consolidated financial statements.

LIQUIDATION WORLD INC.

Notes to Consolidated Financial Statements
(amounts in thousands of Canadian dollars, except per share amounts).

1. Basis of Presentation

The accompanying unaudited consolidated financial statements for Liquidation World Inc. (the "Company") have been prepared in accordance with Canadian generally accepted accounting principles for interim financial statements. The financial information included herein is unaudited. These interim financial statements follow the same accounting policies and methods of application as the most recent annual audited financial statements dated October 7, 2001. The disclosures herein are incremental to those included within the annual financial statements. These interim financial statements should be read in conjunction with the annual statements.

2. Share capital:

(a) Issued:

	Number of Shares		Amount
Balance, October 7, 2001	8,485,896	$	15,465
Issued on exercise of share options	73,960		405
Issued per acquisition agreement	18,000		174
Shares repurchased	(10,000)		(19)
	8,567,856	$	16,025

The Company purchased, on the open market, 10,000 of its own shares. The cost of the shares has been charged to share capital at the average issue price and the excess consideration paid for the shares over the average issue price has been charged to retained earnings.

(b) Stock Options:

	Number of options		Weighted average exercise price
Stock options outstanding, October 7, 2001	567,590	$	6.10
Exercised	(73,960)		5.47
Cancelled	(800)		5.28
Granted	148,000		8.80
	640,830	$	6.80

3. Business acquisition:

On March 18, 2002, the Company acquired all of the outstanding shares of Clear Thinking Group, Inc. ("CTG"), a business providing consulting, turnaround and crisis management solutions in the retail and consumer product markets. In consideration for all the issued and outstanding share capital of CTG, the Company agreed to issue 18,000 common shares of the Company at an ascribed value of $9.68 per common share. The Company also agreed to issue up to 912,684 additional shares over a forty-three month period subject to CTG meeting certain performance targets. Acquisition costs relating to the transaction amounted to $104 resulting in an aggregate acquisition cost of $278. The acquisition was accounted for using the purchase method with the results of operations included from the date of acquisition.

The cost of the net assets acquired at assigned values consisted of:

Working capital deficiency	$	(40)
Capital assets		40
Goodwill		278
	$	278

4. Related party transactions:

The Company leases three buildings for three of its retail locations from a company owned by an officer of the Company and a partnership of which the same company is a partner. Base rents approximate $59 per year to 2003, $61 per year to 2005 and $111 per year to 2008. Purchases from and fees paid to an affiliated company totalled $1,001 during the 39 weekis ended July 7, 2002.

MANAGEMENT DISCUSSION & ANALYSIS

REVENUE:

Sales of merchandise and other revenue totalled $42,749,000 for the 13 weeks ended July 7, 2002, an increase of 1% from $42,334,000 in the third quarter of fiscal 2001. On a cumulative basis, revenue declined 2% to $134,016,000 for the 39 weeks ended July 7, 2002, from $136,232,000 during the corresponding period of fiscal 2001.

GROSS MARGIN:

Gross margin as a percentage of revenue decreased during the 39 weeks ended July 7, 2002 to 38.1% compared to 38.7% in the three quarters of fiscal 2001. The decrease resulted from competitive pricing pressure from other retailers, changes in the product mix and the deliberate reduction of inventory levels earlier in the period to better allow the Company to take advantage of anticipated acquisition opportunities in 2002.

SELLING & STORE OPERATIONS:

Selling and store operations increased as a percentage of revenue in the quarter ended July 7, 2002 to 33.0% ($14,113,000) from 29.0% ($12,393,000) in the same quarter of the previous year. Included in selling and store operations is a foreign exchange loss of $699,000 (1.6% of third quarter revenue). On a cumulative basis, selling and store operations increased as a percentage of revenue to 30.7% ($41,112,000) from 28.3% ($38,553,000). Increases in selling and store operation expenses are a result of nine more outlets opened to date this fiscal year (compared to one net of three closing last year) and increased handling costs associated with certain inventory purchases.

GENERAL & ADMINISTRATIVE EXPENSES:

General and administrative expenses increased as a percentage of revenue in the quarter ended July 7, 2002 to 5.4% ($2,322,000) from 3.3% ($1,380,000) as a result of the consolidation of expenses of the consulting division and infrastructure costs increasing more rapidly than sales. On a cumulative basis general and administrative expenses as a percentage of revenue increased to 4.7% ($5,598,000) during the 39 weeks ended July 7, 2002 compared to 3.1% ($4,217,000) during the corresponding period of fiscal 2001.

DEPRECIATION & AMORTIZATION:

Depreciation and amortization remained consistent in the first three quarters of fiscal 2002 compared to the same period in the previous year.

INTEREST:

Interest decreased 90% during the 39 weeks ended July 7, 2002 to $7,000 from $70,000 in 2001 as a result of lower average bank indebtedness and reduced interest rates.

INCOME TAXES:

The effective income tax rates of 44.9% in the first three quarters of fiscal 2002 exceeds the statutory rate of 41.5% because most of the foreign exchange loss of $699,000 is unrealised and therefore not deductable for tax purposes. The effective tax rate of and 43.9% in the first three quarters of fiscal 2001 approximate the statutory tax rate in effect during 2001 (43.4%) except for small timing differences, non-deductible expenditures and other items.

LIQUIDITY & CAPITAL RESOURCES:

The Company opened nine outlets during the first three quarters of fiscal 2002 (one net of three closing in the first three quarters of fiscal 2001) and incurred capital expenditures of $1,170,000 ($1,189,000 in the first three quarters of fiscal 2001). Cash flow from operations increased to $3,882,000 in the first three quarters of fiscal 2002 compared to cash flow consumed in operations of $196,000 in the corresponding period of fiscal 2001. Cash at July 7, 2002 totalled $3,449,000 ($174,000 at July 1, 2001) and working capital totalled $49,105,000 ($47,249,000 at July 1, 2001). The Company has short term borrowing facilities totalling $25,000,000 which is sufficient for planned expansion including any potential inventory acquisitions.

LIQUIDATION WORLD®

LiquidationWorld.com

3880 – 29 Street N.E.
Calgary, Alberta, Canada, T1Y 6B6
Phone: (403) 250-1222 Fax: (403) 291-1306
E-Mail: webmaster@liquidationworld.com
Visit our Website: www.liquidationworld.com

Symbol: TSX - "LQW" and NASDAQ - "LIQWF"
For the Month: August, 2002
Date: September 3, 2002

OUTSTANDING STOCK OPTION SUMMARY

Pursuant To Stock Option Plan

Opening Stock Option Balance, August, 2002					18,750
Options Granted:					
None					0
Options Exercised:					
None					0
Options Cancelled:					
None					0
Closing Balance Stock Option Plan					18,750

Pursuant To 1996 Stock Option Plan

Opening Stock Option Balance, August, 2002					84,250
Options Granted:					
None					0
Options Exercised:					
None					0
Options Cancelled:					
Date	Name	Date of Grant	Price	Number	
Aug. 23, 2002	Robert Roberts	June 23, '98	7.250	2,500	(2,500)
Aug. 23, 2002	Wynn Stevenson	Jan. 31, '02	8.800	5,000	(5,000)
Closing Balance 1996 Stock Option Plan					76,750

Pursuant To 1997 Stock Option Plan

Opening Stock Option Balance, August, 2002					198,900
Options Granted:					
None					0
Options Exercised:					
None					0
Options Cancelled:					
Date	Name	Date of Grant	Price	Number	
Aug. 23, 2002	Robert Roberts	Dec. 10, '98	7.250	2,500	(2,500)
Aug. 23, 2002	Robert Roberts	Jan. 31, '02	8.800	12,000	(12,000)
Closing Balance 1997 Stock Option Plan					184,400

Pursuant To 1998 Stock Option Plan

Opening Stock Option Balance, August, 2002					82,650
Options Granted:					
None					0
Options Exercised:					
None					0
Options Cancelled:					
Date	Name	Date of Grant	Price	Number	
Aug. 23, 2002	Robert Roberts	July 27, '99	6.300	12,000	(12,000)
Closing Balance 1998 Stock Option Plan					70,650

Pursuant To 1999 Stock Option Plan

Opening Stock Option Balance, August, 2002					127,180
Options Granted:					
None					0
Options Exercised:					
None					0
Options Cancelled:					
Date	Name	Date of Grant	Price	Number	
Aug. 23, 2002	Robert Roberts	Dec. 16, '99	6.250	10,000	(10,000)
Aug. 23, 2002	Robert Roberts	Jan. 28, '00	6.400	2,000	(2,000)
Aug. 23, 2002	Wynn Stevenson	June 8, '00	5.400	3,000	(3,000)
Closing Balance 1999 Stock Option Plan					112,180

Pursuant To 2000 Stock Option Plan

Opening Stock Option Balance, August, 2002					129,100
Options Granted:					
None					0
Options Exercised:					
None					0
Options Cancelled:					
Date	Name	Date of Grant	Price	Number	
Aug. 23, 2002	Robert Roberts	Dec. 14, '00	4.700	12,000	(12,000)
Aug. 23, 2002	Wynn Stevenson	Dec. 14, '00	4.700	5,000	(5,000)
Closing Balance 2000 Stock Option Plan					112,100

SHARES RESERVED

Stock Option Plan Opening Reserve Balance	41,220
Stock Options Exercised	0
Closing Reserve Balance	41,220
1996 Stock Option Plan Opening Reserve Balance	94,594
Stock Options Exercised	0
Closing Reserve Balance	94,594
1997 Stock Option Plan Opening Reserve Balance	216,500
Stock Options Exercised	0
Closing issued Capital Balance	216,500
1998 Stock Option Plan Opening Reserve Balance	150,000
Stock Options Exercised	0
Closing issued Capital Balance	150,000
1999 Stock Option Plan Opening Reserve Balance	129,280
Stock Options Exercised	0
Closing issued Capital Balance	129,280
2000 Stock Option Plan Opening Reserve Balance	149,850
Stock Options Exercised	0
Closing issued Capital Balance	149,850

ISSUED CAPITAL SUMMARY

Opening Issued Capital Balance, August, 2002	8,577,936
Stock Options Exercised	0
Other - Normal Course Issuer Bid	(1,000)
Closing Issued Capital Balance	8,576,936

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereinto duly authorized.

Liquidation World Inc.
(Registrant)

Date September 3, 2002

By 

Andrew Searby, C.A.
Chief Financial Officer